                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 4)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                        Bedford Property Investors, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    076446301
        ---------------------------------------------------------------
                                 (CUSIP number)

                             James J. Finnegan, Esq.
                             World Trade Center East
                                Two Seaport Lane
                        Boston, Massachusetts 02110-2021
--------------------------------------------------------------------------------
  (Name, address and telephone number of person authorized to receive notices and communications)

                                  July 3, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                       (Continued on the following pages)

                              (Page 1 of 11 Pages)

---------------------------                             ------------------------
CUSIP No. 076446301                    13D                Page 2 of 11 Pages
---------------------------  -------------------------- ------------------------
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             AEW PARTNERS, L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                                   (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------

     4       SOURCE OF FUNDS
--------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

        SHARES                1,425,367

     BENEFICIALLY  -------------------------------------------------------------

    OWNED BY EACH        8    SHARED VOTING POWER

      REPORTING               None
                   -------------------------------------------------------------
        PERSON
                         9    SOLE DISPOSITIVE POWER
         WITH
                              1,425,367
                   -------------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,367 shares of Common Stock
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         / /
--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.6%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

-----------------------                               --------------------------
CUSIP No. 076446301                    13D             Page 3 of 11 Pages
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             AEW/L.P.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) / /
                                                                      (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

        SHARES                1,425,367
                   -------------------------------------------------------------
     BENEFICIALLY
                         8    SHARED VOTING POWER
    OWNED BY EACH
                              None
      REPORTING    -------------------------------------------------------------

        PERSON           9    SOLE DISPOSITIVE POWER

         WITH                 1,425,367
                   -------------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,367 shares of Common Stock
--------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                        / /

--------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.6%
--------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON

             PN

--------------------------------------------------------------------------------

-----------------------------                       ----------------------------
CUSIP No. 076446301                  13D              Page 4 of 11 Pages
--------------------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             AEW, Inc.
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                       / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

        SHARES                1,425,367
                     -----------------------------------------------------------
     BENEFICIALLY
                         8    SHARED VOTING POWER
    OWNED BY EACH
                              None
      REPORTING      -----------------------------------------------------------

        PERSON           9    SOLE DISPOSITIVE POWER

         WITH                 1,425,367

                     -----------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

                              None

--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,367 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                       / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

------------------------                            ----------------------------
CUSIP No. 076446301                13D                  Page 5 of 11 Pages
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Eastrich No. 165 Corporation
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------

      NUMBER OF          7    SOLE VOTING POWER

        SHARES                1,425,367
                       ---------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

    OWNED BY EACH             None
                       ---------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER

        PERSON                1,425,367
                       ---------------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,367 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             CO
--------------------------------------------------------------------------------

-------------------------                             --------------------------
CUSIP No. 076446301                    13D              Page 6 of 11 Pages
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Bed Preferred No. 2 Limited Partnership
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

        SHARES                1,425,367
                     -----------------------------------------------------------
     BENEFICIALLY
                         8    SHARED VOTING POWER
    OWNED BY EACH
                              None
      REPORTING
                     -----------------------------------------------------------
        PERSON
                        9    SOLE DISPOSITIVE POWER
         WITH
                             1,425,367

                     -----------------------------------------------------------

                        10   SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,367 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

---------------------------                           --------------------------
CUSIP No. 076446301                     13D               Page 7 of 11 Pages
--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Bed Preferred No. 1 Limited Partnership
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) / /
                                                                        (b) / /
--------------------------------------------------------------------------------
     3       SEC USE ONLY
--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          / /
--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER

        SHARES                1,425,367
                    ------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

    OWNED BY EACH             None
                    ------------------------------------------------------------
      REPORTING          9    SOLE DISPOSITIVE POWER

        PERSON                1,425,367
                    ------------------------------------------------------------
         WITH            10   SHARED DISPOSITIVE POWER

                              None
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,425,367 shares of Common Stock
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                         / /
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.6%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

---------------------------                            -------------------------
CUSIP No. 076446301                                       Page 8 of 11 Pages
---------------------------                            -------------------------

       This Amendment No. 4 to Schedule 13D (this "Amendment") filed pursuant to
Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), should be read in conjunction with the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on August 11, 1999 via EDGAR. This Amendment amends the
Schedule 13D only with respect to Item 5 as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
-------  -------------------------------------

       (a) As of the date hereof, the Reporting Persons own an aggregate of 1,425,367 shares of the Issuer's Common Stock representing, approximately 7.6% of the 18,640,826 shares of the Issuer's Common Stock believed to be outstanding. These shares include (i) 1,315,367 shares held directly by Bed Preferred No. 1, (ii) 45,000 shares that may be purchased by Thomas G. Eastman or his estate upon the exercise of options, and (iii) 65,000 shares that may be purchased by Thomas H. Nolan, Jr. upon the exercise of options (the shares that may be purchased pursuant to options held by Messrs. Eastman and Nolan are hereinafter referred to as the "Director Option Shares").

       Messrs. Eastman and Nolan were initially designated by Bed Preferred No. 1 to serve on the Board of Directors of the Issuer as the "Series A Directors" (see discussion in Item 6 below). Although Mr. Nolan continues to sit on the Board, he is not considered to be a designee of Bed Preferred No. 1 since the contractual rights of Bed Preferred No. 1 to designate any Board members terminated when the Series A Preferred Stock was converted into the Issuer's Common Stock. Each of Mr. Nolan and Mr. Eastman (who has since passed away) assigned to Bed Preferred No. 1 all of his rights to purchase the Director Option Shares. Such assignments are discussed further in Item 6.

       To the best knowledge of the Reporting Persons, as of the date hereof, none of the Reporting Persons, nor any officer or director of Eastrich No. 165 Corporation or AEW Inc. beneficially own any other shares of Common Stock of the Issuer.

       (b) The Reporting Persons have the sole power to direct the voting and disposition of the 1,425,367 shares of the Issuer's Common Stock held by the Reporting Persons.

---------------------------                            -------------------------
CUSIP No. 076446301                                       Page 9 of 11 Pages
---------------------------                            -------------------------

       (c) Other than as set forth below, to the best knowledge of the Reporting Persons, none of the Reporting Persons nor any officer or director of Eastrich No. 165 Corporation or AEW Inc. has effected any transactions in the Common Stock during the past 60 days:

       On each of the dates listed below, the Reporting Persons sold the number of shares of the Issuer's Common Stock in an open market transaction at the price indicated. None of the shares sold were Director Option Shares.



           Date                     Number of Shares            Price Per Share
           ----                     ----------------            ---------------

          7/3/00                         2,200                      $19.25
          7/5/00                         4,000                      $19.25
          7/6/00                         6,500                      $19.38
          7/6/00                         6,500                      $19.25
          7/6/00                         5,000                      $19.31
          7/6/00                         4,500                      $19.38
          7/6/00                         2,500                      $19.44
          7/7/00                        25,000                      $19.38
         7/10/00                        10,000                      $19.31
         7/11/00                        10,800                      $19.32
         7/14/00                        15,500                      $19.25
         7/17/00                        28,800                      $19.36
         7/18/00                        18,000                      $19.25
         7/19/00                        15,500                      $19.25
         7/20/00                         4,700                      $19.25
         7/21/00                        88,100                      $19.25
         7/24/00                           500                      $19.25
         7/25/00                         2,500                      $19.25
         7/26/00                        43,300                      $19.34
         7/27/00                        51,000                      $19.39
         7/28/00                        90,000                      $19.38
         7/31/00                        33,500                      $19.25

     (d)   Not applicable.

     (e)   Not applicable.



---------------------------                            -------------------------
CUSIP No. 076446301                                       Page 10 of 11 Pages
---------------------------                            -------------------------

                                    SIGNATURE

         After due inquiry, to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2000

                           AEW PARTNERS, L.P.

                           By:      AEW/L.P.,
                                    its general partner

                                    By:     AEW, INC.,
                                            its general partner

                                            By:    /s/ J. Grant Monahon
                                                ------------------------------


                           AEW/L.P.

                           By:      AEW, INC.,
                                    its general partner

                                    By:    /s/ J. Grant Monahon
                                         ------------------------------

                           AEW, INC.

                           By:      /s/ J. Grant Monahon
                                 ------------------------------


---------------------------                            -------------------------
CUSIP No. 076446301                                       Page 11 of 11 Pages
---------------------------                            -------------------------


(SIGNATURES CONTINUED)


                           BED PREFERRED NO. 1 LIMITED PARTNERSHIP

                           By:      BED PREFERRED NO. 2 LIMITED PARTNERSHIP,
                                    its general partner

                                    By:     EASTRICH NO. 165 CORPORATION,
                                            its general partner

                                            By:   /s/ J. Grant Monahon
                                                ------------------------------

                           BED PREFERRED NO. 2 LIMITED PARTNERSHIP

                           By:      EASTRICH NO. 165 CORPORATION,
                                    its general partner

                                    By:   /s/ J. Grant Monahon
                                       ------------------------------

                           EASTRICH NO. 165 CORPORATION

                           By:    /s/ J. Grant Monahon
                                ------------------------------
